

June 13, 2014

Via E-mail
Mr. David Smith
Chief Financial Officer
Agnico Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

> **Re:** **Agnico Eagle Mines Limited**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **File No. 001-13422**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.3 – Management's Discussion and Analysis
Non-US GAAP Financial Performance Measures, page 34
Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne, page 34

1. We note you present the non-GAAP measures of total cash costs per ounce of gold produced for fiscal years ended 2011 through 2013 on a mine-by-mine basis, computed after deducting by-product metal revenues. We understand your desire to convey the notion that sales of by-products offset part of your costs. However, to supplement your existing disclosure, please provide draft disclosure of the following information to be included in future filings:

- A measure presenting cash costs per ounce of gold produced before adjusting for by-product metal revenues;

- Transparent line item captions, i.e., cash costs per ounce of gold produced before by-product metal revenue and cash costs per ounce of gold produced net of by-product metal revenues;

- Description of the reasons why certain metals are considered by-products if the amount of by-product credits is material.

2.   You state total cash costs per ounce of gold produced in 2013 was $672 on page 1 and include analysis on page 9 of total production costs by category in which you compare cash costs per ounce of gold produced on a mine-by-mine basis. You also state all-in sustaining costs per ounce of gold produced was $952 on page 41. Please update these disclosures to supplement your existing disclosure to include cash costs per ounce of gold produced before by-product metal revenues. Please provide draft disclosure to be included in future filings.

Five Year Financial and Operating Summary, page 48

3.   In future filings, please revise your total cash cost per ounce of gold produced for each mine in your five year financial and operating summary to disclose total cash cost per ounce of gold produced, net of by-products. Please revise the footnotes to the table, if necessary. Please provide draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David Smith
Agnico Eagle Mines Limited
June 13, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining